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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2012
DIVISION OF TRADING & MARKETS

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C. [20549]

12061264

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anz Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


KPMG

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2010

(With Independent Auditors' Report Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
ANZ Securities, Inc.:

We have audited the accompanying statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ANZ Securities, Inc. as of September 30, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2010
New York, N.Y.

ANZ SECURITIES, INC.
(An Ultimately Wholly Owned Subsidiary of
Australia and New Zealand Banking Group Limited)

Statement of Financial Condition

September 30, 2010

Assets		
Cash and cash equivalents (note 3)	$	52,141,531
Fail to deliver		5,233,560
Receivable from the Ultimate Parent (note 5)		306,403
Private placement and underwriting fees receivable (note 2f)		2,318,878
Deferred tax asset (note 7)		557,513
Total assets	$	60,557,885
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses (note 5)	$	2,108,280
Fail to receive		5,233,560
Total liabilities		7,341,840
Commitments and contingent liabilities		
Subordinated borrowings (notes 4 and 5)		42,000,000
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding, 200 shares		548,487
Retained earnings		10,667,558
Total stockholder's equity		11,216,045
Total liabilities and stockholder's equity	$	60,557,885

See accompanying notes to statement of financial condition.

(1) Organization

ANZ Securities, Inc. (the Company) is a wholly owned subsidiary of Minerva Holdings Limited, which, in turn, is a wholly owned subsidiary of ANZ Funds Pty Limited (the Parent), which, in turn, is ultimately a wholly owned subsidiary of Australia and New Zealand Banking Group Limited (the Ultimate Parent).

The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), as well as the Securities Investor Protection Corporation (SIPC). The Company deals in Australian and New Zealand fixed income securities and acts as an agent for the Ultimate Parent, liaising between U.S. customers and the Ultimate Parent. Securities transactions are made on a delivery versus payment basis or receipt versus payment basis (DVP/RVP). The Ultimate Parent performs certain execution, clearing, and settlement services for the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared under accounting principles generally accepted in the United States of America (GAAP).

(b) Financial Accounting Standards Board (FASB) Accounting Standards Codification

In September 2009, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (FASB Accounting Standards Codification 105). SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification or ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification is nonauthoritative.

Reference to GAAP requirements, where provided in this statement of financial condition are to the ASC.

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Current market conditions increase the risks and complexities in the judgment of these estimates. Actual results could differ from those estimates and assumptions.

(Continued)

(d) Fixed Assets

The Company does not maintain or own any fixed assets. The furniture, fixtures, and equipment used in the daily operation are rented, at an arm's length, from the Ultimate Parent's New York branch.

(3) Cash and Cash Equivalents

The composition of cash and cash equivalents as of September 30, 2010 is as follows:

JPMorgan Chase Money Market Account	$	51,570,836
JPMorgan Chase Payroll Account		82,967
Pershing Clearing Account		100,000
Pershing Operating Account		20,422
ANZ Banking Group Limited, New York Branch – Operating Account		367,306
Total cash and cash equivalents	$	52,141,531

(4) Subordinated Borrowings

The Company has two subordinated loans outstanding from the Parent in the amounts of $10 million and $32 million, respectively. For both loans, the Parent irrevocably agrees that the obligations of the Company with respect to the payment of principal and interest shall be and are subordinate to all claims of all other present and future creditors, as defined, of the Company.

Under the agreements, for the $10 million loan, the Company will pay the Parent, or assign on April 30, 2014, the amount borrowed with interest at the rate of London Interbank Offered Rate (LIBOR) plus 79 basis points per annum to April 30, 2011, and LIBOR plus 145 basis points per annum to April 30, 2014.

For the $32 million loan, the Company will pay the Parent, or assign on November 17, 2012, the amount borrowed with interest at the rate of LIBOR plus 230 basis points per annum. (At September 30, 2010, twelve month LIBOR, the basis for the interest calculation, was 0.8044%.)

At the option of the Company, but not at the option of the Parent, payment of all or any part of the payment obligation, prior to the maturity date may be made by the Company only upon receipt of the prior written approval of FINRA.

The Company received approval from FINRA that both subordinated loans meet the FINRA's subordination requirements. It is included in net capital in the computation of net capital under SEC Rule 15c3-1.

(5) Related-Party Transactions

The following is a summary of amounts reflected in the statement of financial condition that are a result of transactions with affiliated companies as of September 30, 2010:

ANZ Banking Group Limited, New York Branch – Operating Account	$	367,306
Receivable from the Ultimate Parent		306,403
Private placement and underwriting fees receivable		751,500
Subordinated borrowings		(42,000,000)
Accounts payable and accrued expenses		(1,209,288)

(6) Commitments and Contingent Liabilities

At September 30, 2010 future minimum rental payments under a rental agreement with the Parent and expiring in 2019 are approximately as follows:

		Amount
Year ending September 30:		
2011	$	32,400
2012		32,400
2013		32,400
2014		32,400
2015		32,400
2016 thru 2019		110,700
Total	$	272,700

(7) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company calculates its net capital requirement under the alternative method, which requires a broker/dealer to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit balances.

At September 30, 2010, the Company had net capital of $49,665,945, which is in excess of its required net capital of $250,000 by $49,415,945, which is in compliance with the required net capital ratios in accordance with SEC Rule 15c3-1.

(Continued)

(8) Subsequent Events

The Company has evaluated subsequent events through the date the accompanying financial statements were issued, which was November 23, 2010. None were identified for inclusion in this report.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a 5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3 3

The Board of Directors
ANZ Securities, Inc.:

In planning and performing our audit of the statement of financial condition of ANZ Securities, Inc. (the Company), an ultimately wholly owned subsidiary of Australia and New Zealand Banking Group Limited, as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 23, 2010
New York, N.Y.